UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART 1 – REGISTRANT INFORMATION

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Full Name of Registrant:	American Eagle Energy Corporation

Former Name if Applicable:

2549 W. Main Street, Suite 202
Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120
City, State and Zip Code

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PART II – RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Quarterly Report on Form 10-Q for the period ended September 30, 2015, could not be filed within the prescribed period due to the timing of certain court proceedings related to our ongoing Chapter 11 bankruptcy filing. The results of such court proceedings are material to our financial statements as of and for the three-month and nine-month periods ended September 30, 2015, and merit disclosure therein. Further, we will need additional time to prepare the related Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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PART IV - OTHER INFORMATION

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(1)	Name and telephone number of person to contact in regard to this notification

Bradley M. Colby	303	798-5235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sustained decline in oil prices experienced throughout 2015, and in accordance with generally accepted accounting principles regarding the carrying value of certain long-lived assets, the Company recognized significant, material impairments to its oil and gas properties during the three-month and nine-month periods ended September 30, 2015, totaling approximately $39.8 million and $157.9 million, respectively. The Company did not recognize any such impairments during the corresponding prior year periods. The magnitude of the impairments is such that it grossly exceeds the Company’s revenues for both the current period and comparable prior year period. The Company’s oil and gas sales for the three-month and nine-month periods ended September 30, 2015 totaled approximately $5.2 million and $19.3 million, respectively, compared to approximately $17.1 million and $46.1 million for the comparable periods in 2014.

Furthermore, as a result of the Company’s recent bankruptcy proceedings, which include an order approving the sale of substantially all of the Company’s revenue producing assets, the Company has recognized additional, material impairments relating to its oil and gas properties totaling approximately $10.8 million, thus reducing the value of the oil and gas properties to their net realizable value. The Company has presented its oil and gas properties, and related asset retirement obligations, as assets and liabilities held for sale on its condensed, consolidated balance sheet as of September 30, 2015, in accordance with generally accepted accounting principles.

In addition, the Company adopted bankruptcy accounting practices during 2015, which affect both the valuation and presentation of certain liability and debt-related accounts, as well as the recognition of interest associated with such accounts, in a manner that is different than that of the corresponding prior year period. The Company also recognized material legal, financial advisory and reorganization costs in connection with its bankruptcy proceedings during the current period, totaling approximately $11.1 million, which are not be considered to be incurred in the “normal course of business” and which are not comparable with the prior year operating results.

American Eagle Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2015	By:	/S/ BRADLEY M. COLBY
Bradley M. Colby
President and Chief Executive Officer

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